[Letterhead of AIG]

August 8, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re: American International Group, Inc. —-
      Form 10-K for the year ended December 31, 2007
      Form 10-Q for the quarter ended March 31, 2008
      (File No. 1-8787)

Dear Mr. Rosenberg:

      We have previously advised the Staff that we expected to be in a position to provide a response through an EDGAR filing no later than August 8, 2008. As I indicated in my conversation with Mr. Wyman on August 6th, our focus was necessarily on the completion of our Form 10-Q, where we included enhancements to our disclosure in response to the Staff’s comments, and we now expect to be in a position to provide our response through an EDGAR filing by August 15. We are pleased to have the opportunity to work with the Staff on AIG’s responses, and especially appreciate the time that Mr. Wyman spent discussing the comments with us on July 15th and 16th.

      Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Sincerely,

/s/  Kathleen E. Shannon

Kathleen E. Shannon

cc:   Frank Wyman
(Securities and Exchange Commission)

David G. Herzog